UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM SD

Specialized Disclosure Report

DRAGONWAVE INC.

(Exact name of registrant as specified in its charter)

Canada	001-34491	Not Applicable
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

411 Legget Drive, Suite 600, Ottawa, Ontario, Canada	K2K 3C9
(Address of principal executive offices)	(Zip Code)

Patrick Houston (613) 599-9991

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒               Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Item 1.01                              Conflict Minerals Disclosure and Report

DragonWave Inc. (“DragonWave”, “we”, “our” and “us”) is committed to sourcing components and materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility.  DragonWave has developed methods to track the origin of metals used in our products and we are using our reasonable best efforts to ensure that we do not directly or indirectly support violence and human rights abuses in the DRC region.  As a downstream company, we do not source directly from smelters of mines, and as a result we are working closely with our own suppliers to understand the sources of the metals contained in their products to assure conflict free metals in our supply chain.

Section 1502 of the Dodd Frank Financial Reform Act and U.S. Securities and Exchange Commission’s Final Regulation to Implement Section 1502 of the Dodd-Frank Act both require reporting entities to exercise due diligence regarding the origin and chain of custody of the conflict minerals contained in their manufactured products. If the due diligence inquiry determines that the conflict minerals originated in the covered countries (Angola, Burundi, Central Africa Republic, Rwanda, South Sudan, Tanzania, Uganda, and Zambia), the company is then obligated to determine whether the minerals financed or benefitted armed groups in the covered countries.

The foregoing description is qualified in its entirety by our Conflict Minerals Report, which is attached hereto as Exhibit 1.01 and is incorporated by reference.

Item 1.02                              Exhibit

DragonWave has filed a conflict Minerals Report, which is attached as Exhibit 1.01 hereto and is publicly available at www.dragonwaveinc.com/conflict-minerals-policy.

Item 2.01                              Exhibits

Exhibit 1.01

Conflict Minerals Report of DragonWave Inc. dated May 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DragonWave Inc.
(Registrant)

/s/ Patrick Houston	May 31, 2016
Patrick Houston
Chief Financial Officer